Exhibit 99.166

For Immediate Release	June 30, 2021

The Valens Company Enters Agreement to Manufacture Beverages and Edibles for Gallery Brands, a Premier Cannabis Brand House

Valens will manufacture cannabis products for two of Gallery’s flagship brands, Blessed and flir

Kelowna, B.C., June 30, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, announced today that it has entered a custom manufacturing agreement with Gallery Brands (“Gallery”), a premier cannabis brand house with a carefully curated product portfolio with legacy roots. Under the agreement, The Valens Company will manufacture both beverages and edibles for two brands under the Gallery umbrella – Blessed and flir.

Founded by experienced and trusted legacy market leaders, Gallery Brands aims to provide superior quality, precisely dosed, and expertly curated cannabis products to the Canadian market through its portfolio of brands. Each brand under the Gallery umbrella has a uniquely defined vision inspired by its individual founder, offering a diversified portfolio geared toward a wide range of consumers. The Blessed brand, founded by Angelina Blessed and inspired by her career as a professional Muay Thai fighter, offers health and wellness focused cannabis products containing elements essential during intense athletic recovery. The flir brand, created by chocolatier and culinary enthusiast Riley Starr, celebrates exceptional ingredients alongside the experience of cannabis edibles, bringing epicurean cannabis- infused products to discerning food-forward consumers. In addition to Blessed and flir, Gallery also features the Little Farma and Calla brands.

The Valens Company will use its patented in-house emulsion technology SōRSE™ by Valens to manufacture both the beverage and edible offerings for Blessed and flir. SōRSE by Valens technology transforms cannabis oil into water- soluble forms to infuse foods, liquids, and topicals without the taste or smell of cannabis, resulting in some of the most innovative cannabis-infused products in the Canadian market today. Additionally, the Company’s enhanced edibles manufacturing platform will be used to formulate and produce premium confectionery products for the brand house. Gallery will distribute the Valens-manufactured products in Canada using its strong retail and distribution relationships.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said, “This partnership builds on our balanced portfolio of custom manufacturing agreements with brand houses looking to offer differentiated cannabis products to Canadian consumers across a range of categories. We are thrilled to partner with a company that recognizes and addresses unique customer preferences and is known in the industry for its innovative branding and strong retail and distribution network across the country.”

Robson adds, “Through this partnership, we are not only helping bring legacy brands to the regulated market in Canada but also meeting the ever-evolving needs of consumers looking for new health and wellness and culinary- inspired cannabis products in two fast-growing product categories in the market.”

Angelina Blessed, Co-Founder of Gallery Brands, added, “As an industry leader known for product quality and consistency, Valens has a clear understanding of our vision as a brand group and our mission to reimagine our legacy brands for the Canadian market. It was a clear choice for us to partner with them as they hold the advanced capabilities to produce specialty products that align with each brand’s unique vision, including low/no sugar and keto options for the Blessed brand and decadent confectionery for flir. We could not be more excited to introduce these exclusive new offerings to the Canadian market in the coming months.”

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

About Gallery Brands

Gallery has vetted well-loved brands from coast to coast and brought them together under the Gallery Brands umbrella. By taking legacy market brands and bringing them to the mainstream, Gallery stands for progress without forgoing our Founders’ roots, quality without compromise, and a sense of luxury every step of the way. Gallery Brands is culture, craftsmanship, and curation at its finest. Founded by Angelina Blessed (Blessed), Dome Duong (Little Farma), and Riley Starr (flir), with all three coming together to form Calla, Gallery embraces the unique spirit of the legacy market and brings premium cannabis products under one roof to seamlessly optimize the experience of current and future cannabis consumers. For more information visit: www.gallerybrands.com or Instagram, Twitter, Facebook, LinkedIn.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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